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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                 2-38375





                           NOTIFICATION OF LATE FILING

                                                                    CUSIP NUMBER
                                                                    911327 50 0


(Check One): [X] Form 10-K  o Form 20-F  o Form 11-K  o Form 10-Q  o Form N-SAR


                  For Period Ended:    September 3, 2000

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   ----------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  N/A
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PART I - REGISTRANT INFORMATION

  United Petroleum Corporation
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Full Name of Registrant

  N/A
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Former Name if Applicable

  5800 N.W. 74th Avenue
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Address of Principal Executive Office (Street and Number)

  Miami, Florida 33166
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, (record) Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Personnel essential to the preparation and review of the Company's report on Form 10-K for the fiscal year ended September 3, 2000 have been absent over the past month.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Carlos E. Bared                              (305)                 592-3100, ext. 2315
-------------------------------------------------------    ---------------      -------------------------
                       (Name)                                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).             [X] Yes [ ] No

         ----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         The Company generated a net loss of $6.4 million in 2000, compared to a net loss of $475,000 in 1999, primarily due to the effects of the Transactions described in the Company's Current Report on Form 8-K dated November 12, 1999, and their financing totaling $4.9 million and including: (i) interest expense, including interest rate increases in the period and amortization of deferred loan costs of $2.3 million;
         (ii) amortization of goodwill and other intangible assets of $1.5 million; (iii) accrued preferred dividends totaling $1 million which are being paid in shares of stock; and (iv) depreciation expense on the write-up of assets to fair value of $59,000. The net loss in 2000 also reflects losses of $630,000 incurred by the Calibur Companies subsequent to the Merger described in the 8-K, losses of $330,000 realized by three casualty stores that reopened during the year, and $574,000 in additional costs incurred to install new fuel dispensing equipment at 40 store locations.


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                          United Petroleum Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     December 1, 2000             By /Carlos E. Bared/
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                                         Carlos E. Bared
                                         Sr. Vice President/Chief Financial
                                         Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).